Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (File No. 333-116794) which contains a Preliminary Joint Proxy Statement/Prospectus. Advanced Fibre Communications, Inc. expects to mail a Definitive Joint Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Definitive Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

THE FOLLOWING IS A TRANSCRIPT OF THE THIRD QUARTER EARNINGS CONFERENCE CALL OF TELLABS, INC. ON TUESDAY, OCTOBER 26, 2004

FINAL TRANSCRIPT

TLAB — Q3 2004 Tellabs Earnings Conference Call
Event Date/Time: Oct. 26. 2004 / 8:30 AM ET
Event Duration: 1 hr 5 min

OVERVIEW

TLAB reported total 3Q04 revenue of $284m, up 16% from 3Q03 but below co. expectations on a sequential basis. The $15m revenue miss can be attributed to transition issues encountered as TLAB’s outsourced international manufacturing operation was relocated from Finland to Estonia during 3Q04. Net income totaled $46m or $0.11 per share on both a GAAP and non-GAAP basis. TLAB expects 4Q04 revenues of $300-315m. Q&A Focus:

CORPORATE PARTICIPANTS

Tom Scottino
Tellabs — Sr Manager — IR

Krish Prabhu
Tellabs — President, CEO, Director

Timothy Wiggins
Tellabs — CFO, EVP

CONFERENCE CALL PARTICIPANTS

Alex Henderson
Smith Barney — Analyst

Nikos Theodosopoulos
UBS Warburg — Analyst

Steve Hammond
CIBC World Markets — Analyst

Gina Sockolow
Buckingham Research —Analyst

Brantley Thompson
Goldman, Sachs & Co — Analyst

Simon Leopold
Morgan Keegan — Analyst

Ehud Geldblum
J.P. Morgan — Analyst

Steve Levy
Lehman Brothers— Analyst

Tal Liani
Merrill Lynch — Analyst

Ken Muth
Robert W. Baird — Analyst

George Notter
Jefferies — Analyst

Tim Daubenspeck
Pacific Crest Securities — Analyst

Michael Davis
Investec — Analyst

Andy Schopick
Nutmeg Securities — Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Tellabs investor relations conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. (Operator Instructions). As a reminder, this conference is being recorded Tuesday, October 26, 2004. I would now like to turn the conference over to Mr. Tom Scottino, Senior Manager of Investor Relations at Tellabs.

Tom Scottino — Tellabs — Sr Manager — IR

Thank you, Judith, and good morning everyone. With me today are Tellabs President and CEO Krish Prabhu and our Executive Vice President and CFO, Tim Wiggins. If you haven’t seen the news release we issued this morning, you can access it at tellabs.com.

Before we begin, I will remind you that certain statements made on the call today may be considered forward-looking. I direct you to the risk factors contained in today’s news release and in the reports filed by Tellabs with the Securities and Exchange Commission.

In addition, as we’re in the process of acquiring AFC, I am obliged to say that this communication is not a solicitation of a proxy from any security holder of Advanced Fiber Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a registration statement on From S4 which contains a preliminary proxy statement prospectus. Advanced Fiber Communications, Inc. expects to mail the definitive version of the proxy statement prospectus to its stockholders concerning the proposed merger of Advanced Fiber Communications Inc. with a subsidiary of Tellabs Inc. We urge investors and security holders to read the definitive proxy statement prospectus and any other relevant documents to be filed with the SEC because they will contain important information.

Investors and security holders will be able to obtain the documents free of charge at the SEC’s website — that’s www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc., will be available free of charge from Tellabs investor relations at 1415 West Steele Road, Naperville, Illinois, 60563, the telephone is 630-798-8800. Documents filed with the SEC by Advanced Fiber Communications, Inc. will be available free of charge from the Advanced Fiber Communications Inc. investors relations department at 1465 North McDowell Boulevard, Petaluma, California, 94954. The telephone is 707-792-3500.

Interest of certain persons in the merger. Tellabs Inc. and its directors and executive offices and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fiber Communications Inc. in connection with the merger. Information about the directors and executive officers of Tellabs Inc. and their ownership of Tellabs Inc’s stock is set forth in the proxy statement for Tellabs Inc’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interest to the participants by reading the proxy statement prospectus when it becomes available. Having said that, I will turn the call over to Krish.

Krish Prabhu — Tellabs — President, CEO, Director

Thank you, Tom, good morning everyone. We announced third quarter results today. Our revenue was below our expectations. We had indicated to you in our last call that revenue would be 300 million, plus or minus 5. We came in at 284 million and the 15 million miss on revenue was largely related to a manufacturing transition issue we had in Europe, and it is all contained in our managed access products line.

We were transitioning our outsourced manufacturing from a location in Finland to Estonia. And unfortunately in the transition, we could not ramp up to the degree we needed to meet, to fulfill some of the orders we had on hand. It was not a component issue, nor was an outsource issue. We hope to get this problem fixed. We have a team working there round-the-clock and we hope to catch up here in this quarter.

Earnings were per expectation at 11 cents, though I must clarify and we’ve done this also in the release, about 2 cents is due to tax refund issue, which Tim Wiggins will elaborate a little bit more. But the difference in the expected earnings of 11 cents versus the operating results of 9 cents is largely related to the margin which we missed because of the revenue miss.

Margins were around 54 percent. Our model for margin is 55 plus or minus 2 percent, and it is the 2 percent is mix related. This quarter, we had lower 8100 product. That is in our managed access product category. That was part of the 15 million which we could not ship. We had 7100 revenue which is next generation transport platform that we are launching in an ILEC. We shipped quite a bit of that product this quarter and the earliest shipments had more frames and infrastructure, rather than modules. And it’s those transponder modules that have higher margins. So as traffic goes onto this network, we expect that we will recover good margin on that shipped product.

And then we also a higher component of service business. Our service business as you know traditionally has smaller margins than our product business. Last quarter, if you’re comparing our margins this quarter to last quarter, last quarter the margins were unusually high due to a concentration of wireless products, which we had clarified in the last call.

In order to give you some color about the trends in our underlying business, especially we have four moving parts — the transport products, the managed access products, the voice quality enhancement products and the data products. I will just give you some numbers and then Tim Wiggins will elaborate a little bit more in his presentation.

Our transport products year-to-date for the first three quarters have grown 43 percent between 2003 and 2004 and that is all related, or primarily related, to the wireless activity we had which we’ve talked about. Last quarter and this quarter, we had the two highest wireless shipments that we have had in the history of Tellabs. So we have really benefited from the wireless buildout.

Managed access year-to-date is down 9 percent, voice quality enhancement year-to-date is up 73 percent, again, on the strength of wireless and voice-over IP and data, we are still in a startup mode and I will talk a little bit about some of our trial activity.

In the area of managed access, we hope to recover some of the lost revenue that we had in the third quarter, we hope to recover in the fourth quarter. Tim Wiggins will give you some guidance as to what we expect in the fourth quarter. In terms of data, we had indicated earlier that we had nearly 100 customer engagements. We track our data activity in four phases, starting with customer engagement, a committed trial, initial revenue and follow-on revenue. We now have three customers with follow-on revenue, we have 8 customers with initial revenue, we have 18 customers who have committed to a trial and they are in various stages of the trial and — I’m sorry — we have 18 customers who have completed the trial and we have 26 customers who are in various stages of the trial.

So all in all, we’re quite pleased with the market traction because as you expect and we expect, we would certainly want more revenue, but our data play is one that has a longer upfront sales cycle, especially since we are very focused in our data activity.  The AFC merger activities is progressing well. We are working closely with them in the integration planning. We anticipate and look forward to a successful close. And you may have noticed, we have, or AFC has announced yesterday, that their shareholder approval meeting is set for November 30th. I will now ask Tim Wiggins to go over some of this in more detail and I shall come back to answer some of your questions.

Timothy Wiggins — Tellabs — CFO, EVP

Great, Krish. Thanks and good morning, everyone. Compared to year ago levels, our third quarter results follow a developing pattern — higher revenue, higher margins and lower expenses, combined to drive improved profitability. Total revenue for the quarter was 284 million, and while that is up 16 percent from the third quarter of 2003, it’s below our expectations on a sequential basis as I will discuss shortly.

Net income amounted to 46 million, or 11 cents per share on both a GAAP and non-GAAP basis. As Krish mentioned, net income was positively affected by a tax benefit of approximately 4 million, which includes an $8.5 million benefit associated with the resolution of a recent federal tax audit. The tax benefit contributed about 2 cents of EPS.

While we are discussing EPS, let’s talk about GAAP and non-GAAP for a moment. Given the small difference between our GAAP and non-GAAP results this quarter, approximately $300,000 in charges related to previously announced restructuring actions, our GAAP and non-GAAP results are basically the same. In last year’s third quarter, however, our GAAP results included about 48 million in restructuring and other charges. Therefore, the following discussion will include some non-GAAP measures. You will find a reconciliation of these non-GAAP results with our GAAP results in our press releases.

This quarter’s net income of 46 million, or 11 cents per share, can be compared with the non-GAAP net loss of 18 million, or 4 cents per share in the third quarter of last year. That is a $64 million turnaround in net income in the space of 12 months. By way of comparison, last year we earned 53,  I’m sorry last quarter, we earned 53 million, or 13 cents per share on a non-GAAP basis. We generated 84 million of positive net cash from operating activities during the quarter versus a negative 3 million in the third quarter of ‘03 and a positive 71 million in the second quarter of this year. While this quarter’s results showed respectable year-over-year growth, total revenue came in below the range of expectations we gave you in July.

The difference can be attributed in large part to some transition issues we encountered as our outsourced international manufacturing operation was relocated from its longtime home in Finland to a different facility in Estonia during the third quarter. Overall, we estimate that this transition or these transition issues inhibited our ability to ship approximately $10 to $12 million of 8100 managed access systems and 6300 next-generation SDH products during the quarter.

The quarter was also affected by lower than anticipated sales to wireless carriers in North America.

The manufacturing situation is similar to what we experienced last year when our North American manufacturing operation was moved to our outsourced partners’ facilities. Issues are being addressed and we expect to ship most, if not all, of the 81 and 6300 products in the December quarter.

A lot of income has been spilt over wireless spending in North America this quarter and, like other suppliers, we saw wireless revenue decline sequentially. In all fairness though, this was the second strongest wireless quarter in Tellab’s history, exceeded only by the robust prior quarter. Looking forward, it seems that this quarter’s results are more in line with where we think the businesses is heading over the near term. We fully expect that wireless will remain a vibrant part of the Tellabs’ story for the foreseeable future and we look for continuing strength in 2005 as the industry works through its consolidation issues and more wireless carriers begin to build their networks and support increased minutes of use and deliver new data oriented services.

On a geographic basis, revenues from customers in North America amounted to 66 percent of total revenue versus 59 percent in the year-ago quarter and 70 percent in the second quarter. Revenue from customers in Europe, Middle East, Africa, Latin America and Asia-Pacific regions was down about 2 million year-over-year and up more than 4 million compared to the second quarter of this year.

For the third quarter, transport revenue increase to 138 million, up 31 percent over the year-ago quarter. Compared with the second quarter, transport sales declined 23 million, primarily as a result of the wireless situation I just described. As a measure of the overall resiliency of the 5500 business, more than 1.4 million T1 equivalents were shipped during the quarter. By way of comparison, we shipped about 800,000 T1 equivalents in the third quarter of 2003 and 1.8 million in the second quarter of this year.

We also began to ship our 7100 Metro DWDM system to an ILEC customer for deployment in the next-generation 10-gig backbone network designed to position them for a triple-play service. For the quarter, sales of our managed access products, the Tellabs 8100 Managed Access Platform and the 6300 next-generation SBH platform, along with our Tellabs 2300 Access Platform for cable telephony services amounted to 73 million, 10 percent below the year-ago quarter and about 3 million below last quarter. The overall revenue decline was driven primarily by the manufacturing transition issues I described earlier, offset partially by a year-over-year increase in sales of the 6300 products.

For the quarter, our voice quality enhancement products came in at 20 million that's up 29 percent over the year-ago quarter and 4 million below the second quarter level. This product category includes both stand-alone echo cancellers, primarily for wireless applications and echo solutions designed to be integrated into voice switches.

We addressed the IPM TLS network opportunity with our broadband data products, the Tellabs 8800 Multiservice Router and our 8600 Managed Edge Service Platform for Ethernet services. For the quarter, revenue for the 8800 Platform amounted to 8 million our best quarter to date. Revenue from services and solutions amounted to 45 million in the quarter; that’s 6 million better than the third quarter of 2003 and about 4 million better than the prior quarter.

Moving to the profitability aspects of our business, gross margins were 54 percent compared with 46 percent in the third quarter of ‘03 and 59 percent in the second quarter. Product and customer mix shifts caused gross margin to come in at the low-end of our expectations this quarter. When I look at the sequential change, we had about 3.5 points of margin decline related to mix shifts across Tellabs’ product lines. Compared with Q2, we sold less high-margin 55 and 8100 products and more lower-margin products, like the 7100 Metro DWDM Platform.

The remaining 1.5 points of margin decline was related to customer shifts within products, as for example, we sold our 6300 next-generation SBH product in more price-competitive regions. Moving ahead, I expect gross margin for the fourth quarter to be flat to slightly down, plus or minus a point or two. Any variability will likely be attributable to changes in mix.

Turning to operating expenses, actual operating expenses came in at 120 million, in-line with expectations. That compares with 131 million in the year-ago quarter and 122 million last quarter. For the quarter, R&D expenses were down 1 million sequentially to 60 million. That amounts to 21 percent of sales. By way of comparison, R&D accounted for 28 percent of sales in the year-ago quarter.

As we look forward to the pending acquisition of AFC, we are exploring our ability to reallocate R&D resources in order to address more opportunities in the access space.

SG&A expenses were 57 million, flat with the previous quarter. That equates to 20 percent of sales versus 24 percent in the third quarter of 2003. Intangible asset amortization at 4 million was flat with the second quarter of this year, and accounted for the balance in spending.

We have done a good job this year in holding the line on spending. But as we look forward to the fourth quarter, we are targeting flat to slightly up total FX as we exceed and expect the impact of integration costs associated with the pending acquisition of AFC and normal seasonal factors to affect OpEx. All told, this could increase total OpEx by a couple of million dollars sequentially.

Operating income was 33 million positive in the quarter, or 12 percent of sales versus operating loss of 18.5 million in the third quarter of last year. Other income was 9 million versus 5 million in the second quarter of this year. Our tax provision for the quarter was a benefit of approximately 4 million. During the quarter, we reached an agreement with the IRS on their audit of our tax returns for the years 1998 to 2000. As a result, we recorded a benefit of approximately 8.5 million in the quarter’s provision. Excluding this benefit, we would have recorded a tax expense of approximately 4.5 million, resulting in an effective tax rate of approximately 14 percent.

Our GAAP effective tax rate for the past couple of years has been impacted by the valuation allowances that we’ve maintained against our deferred tax assets. As we have discussed in detail in our recently filed S4 for the AFC acquisition, our tax rate post-acquisition will be significantly impacted by acquisition accounting. Generally speaking, we expect to see our effective tax rate return to a level that more closely approximates the combined federal and state tax rates in the mid to upper 30s range. However, because of our tax loss carryforwards and other deferred tax assets, we anticipate that our cash taxes will continue to be close to zero for our U.S. income until such loss carryforwards are utilized. We encourage you to read our S4 and 2003 annual report for more detail on the accounting implications of our valuation allowances and the potential impact of the pending acquisition of AFC on our future tax rate.

Turning to the balance sheet, days sales outstanding was 57 days, up two days sequentially. Inventory turns decreased to 8.7 times versus 10.1 in Q2 and inventory in terms of dollars totaled 64 million, up from the previous quarter. Cash flow from operations was 84 million and CapEx during the quarter was 9 million compared with 11 in Q2. At the end of the quarter, our cash and investment balance increased to $1.343 billion, up 101 million from the second quarter. The actual numbers of shares outstanding was approximately 417 million at the end of the quarter and headcount at the end of the quarter stood at approximately 3000, flat with Q2. For the quarter, book-to-bill was below 1.

As I look and take backlog into consideration along with our other internal indicators, we expect fourth quarter revenue to be up sequentially over the third quarter 2004 and range between $300 and $315 million.

At this point, I will open the floor to your questions. Judith, please open the line.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Alex Henderson, Smith Barney.

Alex Henderson — Smith Barney – Analyst

Thank you. Just a technical question first, if I could, and then a follow-up question. I did not get that tax rate line that you just gave. You said there would have been 4.5 million and that would have been what percentage? Because that comes out to 10 percent, as I calculate it. Did I miss something there?

Timothy Wiggins — Tellabs — CFO, EVP

We will check the math. My script says 14, Alex.

Alex Henderson — Smith Barney – Analyst

Okay.     So the question I had for you was on the wireless side. Clearly, there is a large backbone rollout of most of the major wireless companies in North America for data services. The question I have for you is — does the buildout of infrastructure to take the traffic off of those wireless networks onto the wireline backbone require them to — or will they tend to put in the off-ramps simultaneously with putting in the data capability, or will they put in the off-ramps more based off of the timing of the traffic build on a success based spend approach? How should we think about the timing of the rollout of what you will sell to that footprint, relative to the timing of the deployment of those data services capabilities in the traffic build?

Krish Prabhu — Tellabs — President, CEO, Director

That is a difficult question, frankly, and we have not really modeled the scenarios accurately during the send. But let me first clarify the question. What you’re asking is, as more wireless traffic grows, the wireline network will be carrying more of the wireless traffic. And in that scenario, what can we expect as the revenue into the wireline network? Was that your question?

Alex Henderson — Smith Barney – Analyst

Specifically, they are obviously building out a data backbone service capability as they roll out data services into ‘05 and into ‘06, whether you be Sprint, Verizon or Cingular. Clearly, there is a footrace going on right now to build out data services capabilities. Data traffic obviously will increase the demand for off-ramps onto the wireline and backbone in order to handle that traffic. The question is — do they build the footprint simultaneously with putting out the data services capabilities, or do they build the off-ramps as the traffic build on the success-based spending basis?

Krish Prabhu — Tellabs — President, CEO, Director

I see what you’re saying. It’s really hard for us to speculate what they will do. But our guess — and this is why we are investing in our Feature Pack 10 on the 5500, which has a lot of data aggregation capabilities, it has a Gig-E interface. Our guess is that, or our scenario that we think will play out is they will be adding aggregation capability from their transport provisioning platform, i.e., the 5500, incrementally as their data services grow. They will be expanding their core data network, which today, is predominantly layered three-based (ph). And that we anticipate, because we have several trials with wireless customers, they will be looking at MPLS as a means to aggregate and groom some of their traffic, and also to support some of those services directly from an MPLS layer.

So it’s hard to tell right now exactly in what sequence they will play out, but we certainly have quite a lot of R&D activity, anticipating the scenario I just laid out.

Alex Henderson — Smith Barney – Analyst

Thank you.

Operator

Nikos Theodosopoulos.

Nikos Theodosopoulos — UBS Warburg — Analyst

I had a couple of questions. Just on the clarification on the book-to-bill, you said it was below 1. That is including the orders for the managed access products that did not ship in the quarter. Is that correct?

Timothy Wiggins — Tellabs — CFO, EVP

Some of those orders were taken during the quarter, some of them would’ve been in backlog. So the answer is a bit of both.

Nikos Theodosopoulos — UBS Warburg — Analyst

Okay.     I wanted to get into the gross margin guidance for the fourth quarter. I don’t understand why gross margin would be guided down, given that you are going to have this incremental 10, 12 million of high-margin product sales. And I would imagine you will see some seasonal uptick on the 5500 in your wireline customers. So can you give some color on that? And then also, if you could give the 5500 mix in the quarter between wireless and wireline. Thank you.

Krish Prabhu — Tellabs — President, CEO, Director

Well, our gross margins (indiscernible), as I said, 55 plus our minus 2, depending on the mix. If we have a fairly good managed access contribution, especially on the 8100 product, which is some of the revenue we missed, you are right – our gross margin should trend more towards the upper end of that range — 53 to 57 percent. For the current quarter, our 5500 was 38 percent wireline, 55 percent wireless and 7 percent other. We have a model for what we think that will be in the fourth quarter, but we generally don’t get into that level of detail. I think your question is a fair question. We frankly have felt a bit disappointed that we could not deliver on our guidance. So maybe it’s time to be a little conservative in terms of predicting where the fourth quarter margins will be.

Nikos Theodosopoulos — UBS Warburg — Analyst

I just want make sure — now I’m a little confused. I thought in Tim’s comments, he said guidance for the fourth quarter gross margin would be flat to down sequentially from the 54 percent level.

Timothy Wiggins — Tellabs — CFO, EVP

I did.

Nikos Theodosopoulos — UBS Warburg — Analyst

So.

Timothy Wiggins — Tellabs — CFO, EVP

Here, let me give it to you in CFO speak. You can see that the mix, both in terms of product mix and geographic customer mix, profoundly affects our margin. As we look — and of course, how the fourth quarter is going to be written is not done yet, and the more wireless obviously in 5500 revenue, the higher we would be in the range that Krish talks about. We do see some orders for our 8100 Managed Access product that’s in more competitive geographies than they are larger orders that are scheduled for 4Q. So I think I’m trying to give you a slight indicator saying, all things being equal, what I see today is flat to down slightly, but it could be up 2, 2.5 points, it could be down a point or more below that. And it’s really a function of the mix as it plays out this quarter. So we do see some orders, sizable orders, for the managed access in more competitive geographies that are scheduled for fourth quarter ship.

Nikos Theodosopoulos — UBS Warburg — Analyst

Alright, thanks.

Operator

Steve Hammond (ph), CIBC World Markets.

Steve Hammond — CIBC World Markets — Analyst

Hopefully, just a clarification is the guidance you are giving assuming that does not include AFC, and just any thoughts in terms of modeling out timing of close there.

Krish Prabhu — Tellabs — President, CEO, Director

That’s correct — it’s stand-alone Tellabs.

Steve Hammond — CIBC World Markets — Analyst

So, stand-alone Tellabs? Any thoughts now, in terms of timetable, any changes there or what you’re expecting, in terms of close?

Krish Prabhu — Tellabs — President, CEO, Director

AFC put out a release yesterday that their shareholder approval is scheduled — approval meeting is scheduled for the 30th of November. We have high confidence that that will happen and that will pretty much dictate when the close occurs.

Steve Hammond — CIBC World Markets — Analyst

So, shortly thereafter, sometimes — .

Krish Prabhu — Tellabs — President, CEO, Director

Right, instantaneous — literally instantaneous with the shareholder approval meeting.

Steve Hammond — CIBC World Markets — Analyst

Good to know. And then on the 8100, just any comments in terms of that? My understanding is that it’s largely an ATM-based platform and some of the people up there up north seem to be moving more towards IT. Any comments on whether or not that’s changing the business mix or prospects on that side of the business?

Krish Prabhu — Tellabs — President, CEO, Director

The 8100 actually is a PDM-based platform. It has some ethernet and some ATM capabilities, and also has the DSL drops, primarily for business customers. We have, through the launch of our 8600 product which operates under the same umbrella, network management system, we have an evolution patch to handle IT-impacted traffic, and we’re having quite a few trials in our data product family related to precisely the upgrade for existing customers. So I think they’re covered, in terms of evolution, from PDM two packet either via ATM or skipping ATM and directly going to IP.

Steve Hammond — CIBC World Markets — Analyst

Okay, thank you very much.

Operator

Gina Sockolow, Buckingham Research.

Gina Sockolow — Buckingham Research — Analyst

Could you tell us why the sequential increase in non-operating income, and also new product sales, as a percent of total revenue please?

Timothy Wiggins — Tellabs — CFO, EVP

The latter is a statistic that we’re not disclosing. The former question, in terms of the sequential increase in fourth quarter; two factors, Gina. One, we expect some integration costs when we close the AFC deal and fourth quarter has some seasonal factors that just tend to cause it to lift slightly. So we are continuing to work that very rigorously. But at this point, we see a slight lift in that that could be a couple of million dollars off of where we are today.

Gina Sockolow — Buckingham Research — Analyst

But Tim, in the third quarter, there was a $4 million dollars sequential increase, $2 million on non-operating lines. Could you talk about that?

Timothy Wiggins — Tellabs — CFO, EVP

I’m sorry, you’re talking about other income?

Gina Sockolow — Buckingham Research — Analyst

Yes.

Timothy Wiggins — Tellabs — CFO, EVP

Oh, what happened to other income in the quarter?

Gina Sockolow — Buckingham Research — Analyst

Yes.

Timothy Wiggins — Tellabs — CFO, EVP

Interest rates was one of the positive things. We did have some gains on sale of short-term investments as we positioned cash for an AFC close, and we also had positive FX impact. And those factors lifted it about $4 million.

Gina Sockolow — Buckingham Research — Analyst

Thank you.

Timothy Wiggins — Tellabs — CFO, EVP

You’re welcome.

Operator

Brantley Thompson, Goldman, Sachs & Co.

Brantley Thompson — Goldman, Sachs & Co — Analyst

I was wondering if you could give us an idea on the trials that — you went through kind of a number of different trial activity in your data product. When might the bulk of those trials or how might that ultimately result in revenues timing-wise? Just give us an idea of what kind of a timetable we should be thinking about. And then, if you could give us an idea of the split in the 5500 product between line cards and chassis? Thanks.

Krish Prabhu — Tellabs — President, CEO, Director

I will have Tim research the answer to the second question while I answer the first question here. We have our data products positioned in wireless accounts, in wireline accounts and in cable accounts where we are working through partners.

In wireless networks, we talked a little bit about it to Alex’s question. In wireline accounts, which is where we get most of our revenue today, the product is primarily being positioned as a multi-service product. So in a way, it needs to operate between an existing layer 2, be it frame or ATM and an existing layer 3, which is an IP. And so the product gets positioned to enhance the network operations in this particular application, and then it is positioned to provide ethernet services off of the same platform. So that’s the multi-service nature of the product.

My own expectation, Brant, is this is a fairly technical sale. This is a little bit of, you have to have a champion on the customer who believes in this particular evolution scenario. And as we have seen with some of our repeat business, once they have overcome the initial hurdles of acceptance and rolling this product in the network, that repeat business comes in fairly easily. Where will we be next year? I fully expect to double our revenue year-on-year, maybe even more. But at this stage, I cannot predict with any certainty as to how quickly we will go from that initial revenue to follow-on revenue, because customer by customer, segment by segment, it’s a matter of the customer feeling comfortable that the technology gives them the value that they seek.

Timothy Wiggins — Tellabs — CFO, EVP

Brant, on your question about systems versus line cards, the growth in embedded database or cards was 82 percent of the mix and 18 percent was for new systems expansion software upgrades.

Brantley Thompson — Goldman, Sachs & Co — Analyst

Thank you.

Operator

Simon Leopold, Morgan Keegan.

Simon Leopold — Morgan Keegan — Analyst

Thank you. I have two questions essentially. One, going back to the sales trends of the 5500 and the mix between wireless carriers and others, my rough estimate is that the other group was down slightly sequentially where wireless was down over 22 percent sequentially. Just want to see if that is right and if you can describe how much of this is driven by a single customer or multiple customer trends?

And then my second question is regarding the managed access group. We talked about the issue earlier of some sales being pushed out. I’m just wondering what happened in the quarter, in terms of normal seasonality? We’ve typically seen some weakness in Europe, whether or not that was in this quarter? Thank you.

Krish Prabhu — Tellabs — President, CEO, Director

We have not done the math on customer shipments by segment on the 5500 quarter to quarter, but I will give you a distribution for second quarter and third quarter, and I think you could work the math out. In the second quarter, 29 percent of our 5500 shipments were to wireline customers, 65 percent to wireless, 6 percent to other. And in the third quarter, wireline was 38 percent, 55 percent was wireless and 7 percent was other. And recall that the total 5500 shipment reduced from the second quarter to the third quarter.

Okay, so we haven’t really done the math the way it you laid it out, but this should give you some sense of what’s happening in the three segments for the 5500. Now on the 8100 and managed assets in general, the 8100 is one part of managed access. Increasingly, we sell it more and more bundled with the 6300. Year-on-year, we were down 10 percent, and that is largely the mix we had due to the factory transition from Finland to Estonia. Sequentially, second quarter to third quarter, we were down 4 percent. And it is true that there is a slight dip in the third quarter for managed access products and we come out a little bit ahead in the fourth quarter, and that is the seasonality we see in international markets.

Timothy Wiggins — Tellabs — CFO, EVP

I would add to that, Simon, that if you take out the impact of the manufacturing, there was actually some underlying strength in that segment of our business. And for example, our 6300 product was actually up. So I am pleased with the underlying strength. I think, if you talk to our sales folks, in addition to the $10 to $12 million of orders that we were not able to ship, they would tell you that they have underlying demand that probably would exceed that. So while we could document the $10 to $12 million of things that we have scheduled and could not get built, I suspect that there’s underlying strength over there and that as we get the manufacturing situation alleviated, that we will see some continued improvement.

Simon Leopold — Morgan Keegan — Analyst

Thanks.     That’s kind of what I was suspecting on the international. Just going back to the wireless, Krish, you commented on the split. I was looking for some sense of customer issues here. Maybe a different way to take a stab at that is — were there changes in your 10 percent customer mix this quarter versus last quarter?

Krish Prabhu — Tellabs — President, CEO, Director

The short answer to that question is no, but the wireless trends at a macro level, they spend more in the first half and less in the second half. And also, we have these two other factors. T-Mobile is a bit careful in their CapEx investments and the Cingular AT&T Wireless acquisition has frozen some CapEx investments. So those are the three things that are affecting our wireless to some extent in the second half.

Simon Leopold — Morgan Keegan — Analyst

Thank you.

Operator

Ehud Geldblum, J.P. Morgan.

Ehud Geldblum — J.P. Morgan — Analyst

A couple questions. The first one has to do with the guidance. If I take the 10 to 12 million, or let’s say 10 million of international managed access revenues, and put them back where they should’ve been shipped if there had not been a manufacturing issue and put them into Q3, it would look like we should’ve been doing around 295 in Q3 or 294 in Q3. And then the Q4 number, the Q4 guidance, if I adjust that down and assume that about 10 million of the Q4 guidance comes from these managed access, then it looks like the guidance for Q4 is 290 to about 305 on a number for Q3 of about 294, and that is about plus or minus 3 percent.

In past years, we have seen the fourth quarter be up in ‘02. It was up 8, 9 percent in ‘03, it was up 15 percent, and there seems to always have been a seasonal move up into Q4. And I’m wondering why we’re not seeing any move-up into Q4 and any seasonality, and if there is some sort of larger thing at play. Is wireless really slowing down that much that there is no seasonal uptake at all in Q4? How should we look at that?

Krish Prabhu — Tellabs — President, CEO, Director

I think the big seasonal uptakes we have seen in ‘02 and ‘03, and I wasn’t there, so I can’t comment with certainty, but I would guess was largely because of a budget flush in the fourth quarter on the wireline side. And this year, we think there might be something. But we also believe that many of our wireline customers are directing a lot of their excess budget, CapEx budget in the fourth quarter, towards strategic initiatives, like fiber to the prem, or voiceover IP. So we’re being a bit cautious in planning, or at least guiding you, in terms of a budget flush, which would account for some of the sequential increase 3Q to 4Q, where we suddenly have planned for, from a production standpoint, if indeed, the opportunity shows up.

Timothy Wiggins — Tellabs — CFO, EVP

And I admire your creative math there. You should be a CFO or something. But I would say to you that, as you are thinking about that kind of analysis, I think the revenues as I mentioned before internationally were constrained by the supply chain. And I think in a perfect world, we would’ve seen higher revenues in Q3 as we ship that and potentially higher revenues in Q4 sequentially for them as they were able to continue to sell. So I think that is part of the answer. I think Krish is right on, in terms of caution around how the budget flush happens, and if it happens, where the money goes.

Krish Prabhu — Tellabs — President, CEO, Director

I want to be clear about one thing, Tim. We don’t need creative CFOs.

Ehud Geldblum — J.P. Morgan — Analyst

But (indiscernible) actually (technical difficulty) creative or not. Let me comment one other thing that doesn’t totally add up, and this builds on the previous question about gross margin, given — actually two previous questions actually. Given that the card mix was 82 percent of 5500 sales this quarter and cards have generally higher gross margin than chassis, I would’ve expected this quarter, despite the lower 5500 sales, I would expect the gross margin to not to have fallen as far. Can you give a little color on I guess why gross margin going forward doesn’t, again, gets a little bit higher, but also, why gross margin wasn’t a little bit higher this time, given that the card mix was still much higher? And why was the card mix so much higher?

Krish Prabhu — Tellabs — President, CEO, Director

Let me first talk about the gross margin. 2Q was an aberration, because the margins were unusually high. We had guided you to mid 50s, plus or minus 2 percent. That is our steady-state model based on mix. Q2 had an unusually high wireless bubble, and that did carry a lot of gross margin, especially on the card side where we’re doing some expansions.

Going forward, we feel comfortable about the 55, plus or minus 2 percent. In 3Q, we did have a fairly large component of 7100 shipment. Most of that product was shipped out sprains (ph) and platform and control cards with just a small mix of transponder cards. And as the customer buys more transponders to build up their network when the traffic grows, we expect some of that margin to return to our normal levels.

Ehud Geldblum — J.P. Morgan — Analyst

I’m assuming that the increase in inventory was the managed access stuff that didn’t ship?

Timothy Wiggins — Tellabs — CFO, EVP

That was part of it. It’s also some components for the 8800, since we ramp up in anticipation of more orders there.

Ehud Geldblum — J.P. Morgan — Analyst

So it should stay at that level, or partially?

Timothy Wiggins — Tellabs — CFO, EVP

I’m not very happy with it. I’m making life miserable with folks. So, we’re trying to do the best we can. It’s not a precise science.

Ehud Geldblum — J.P. Morgan — Analyst

Great, thank you very much.

Operator

Steve Levy, Lehman Brothers.

Steve Levy — Lehman Brothers — Analyst

Thank you. I would just select a few of our many questions. But Tim, any change in your thoughts on the synergies for the merging companies, in terms of revenues or cost?

Timothy Wiggins — Tellabs — CFO, EVP

Yes.     I’m going to let Krish comment on that, because he is putting a lot of pressure on me to see what we can do with it to increase in speed.

Krish Prabhu — Tellabs — President, CEO, Director

Yes, we had, Steve, early on, we had modeled minimal cost synergies and minimal revenue synergies because the dealers steadily increased. We now are going to be more aggressive on the cost side. In our integration planning exercise, we have identified several cost synergies. I fully expect to share that in more detail either when we get the close behind us or possibly when we get the close behind us to be able to share that with you sometime between closing and our earnings call next time. But we will be more aggressive on cost synergies as we put the two companies together.

Steve Levy — Lehman Brothers — Analyst

And then, Krish, since you have the microphone, can you go back, because it was very helpful, a very nice snapshot on your data customers and their status. Can you give us an idea of where they were three months ago or six months ago, in terms of follow-on orders, initial orders, completed trials and stages of trials?

Krish Prabhu — Tellabs — President, CEO, Director

The snapshot I gave you was the snapshot as of this week. What was the question about — where were they three months ago?

Steve Levy — Lehman Brothers — Analyst

Yes.

Krish Prabhu — Tellabs — President, CEO, Director

Three months ago, we had very little follow-on revenue, so most of the revenue we saw, there’s a little bit of revenue from new customers, but quite a lot of the revenue you saw this time was follow-on revenue, which if you really look at it, is fairly significant, which means that the network has not only proven its value in our customer size, the customer is directing more traffic onto the network, so he gets more follow-on revenue. I think the number of trials that have been launched, 26 trials, was probably a number and I’m hazarding a guess here, so don’t hold me to it. But that number is up by 5 or 10 compared to three months ago. And we said we have completed more trials now, that the customer has gone through the specs and gone through their trial plan and we now have 18 customers that have completed their trials.

Steve Levy — Lehman Brothers — Analyst

Okay.     And then I guess without being too creative, Tim, any changes in the long-term operating margin goals for the Tellabs on a stand-alone basis? I realize all of this changes here. But would you still look at the low 20s, given what we know today as a something if the Company was a stand-alone?

Timothy Wiggins — Tellabs — CFO, EVP

That is our targets, Steve. You know, we know it’s going to take some time to get there, and I think we’re talking in terms of months and maybe several years. But let’s say absolutely something we are iterating on and we are seeing real progress as we look at our ‘05 plan, in terms of driving in that direction. So I think, yes, it is attainable.

Steve Levy — Lehman Brothers — Analyst

And so we all understand, the 7100, which you had called out as one of the reasons it’s doing well, but it also temporarily depresses the gross margins. It sounds like that was just beginning a deployment, so A, what was the magnitude of the increase in the 7100 or what the total 7100 sales were? And the assumption here is that that continues into the fourth quarter is that right?

Krish Prabhu — Tellabs — President, CEO, Director

We do not break out individual product sales, but it was substantial. We shipped quite a large number of systems to one ILEC customer as they went from completing the trial to field deployment and the early deployment (indiscernible) shelves and a few parts. But there were quite a few sites that were put up in this last quarter. Now going into the fourth quarter  what does the mix look like?

Timothy Wiggins — Tellabs — CFO, EVP

Actually Steve the same or slightly more in the fourth quarter, somewhat better mix, in terms of the ratio. But it will still be an impact or affect on our margins in Q4.

Steve Levy — Lehman Brothers — Analyst

Great, thank you very much.

Operator

Tal Liani, Merrill Lynch.

Tal Liani — Merrill Lynch — Analyst

Most of my questions were answered. I have just two questions. The first one is on the outlook for 5500 in wireline. We discussed much about the wireless market. I’m wondering if you have any update on the wireline? If you can give us also the sequential and year-over-year trends this quarter? And then the second question is on advanced fiber. The reported lower-than-expected numbers last night, margins are going to go down by a major amount next quarter. And you have given here a guidance of — or a longtime target of over 20 percent operating margin. It’s difficult for me to see where is the consolidation of AFC. So can you clarify whether your targets are still stand-alone, or you see these targets also true for Tellabs AFC together?

Krish Prabhu — Tellabs — President, CEO, Director

I think Tim was answering a question which was specifically stand-alone Tellabs. And given that we have a gross margin 55 percent plus or minus 2 points, then trying to get an operating margin of 20 percent plus or minus 2 with an OpEx of 30 percent, that has been our target model.

In terms of with AFC, clearly, the OMP piece of AFC’s fiber to the prem business has negative gross margins today. And I’m sure as you heard on the call yesterday, they have a pretty aggressive cost reduction plan. And we have to factor that in, in terms of our long-term gross margins. And we also have to understand the impact of cost reduction on the fiber to the prem equipment as the market moves forward. Clearly, we think that the pricing pressure on OMP, there will be multiple suppliers.

We have Tal, in fairness to the team here and at AFC, we really actually have not modeled those scenarios carefully. But our goal very much is to build a very profitable company and we will pick and choose the battles we fight, especially on the access side.

Tal Liani — Merrill Lynch — Analyst

In terms of 55 and wireline?

Krish Prabhu — Tellabs — President, CEO, Director

I don’t have actual specific numbers for wireline, but the fourth quarter in general, the split between wireless and wireline, the distribution roughly speaking will parallel or reflect a little bit of the third quarter unless we get some significant budget flush as customers try to add selectively to their wireline network. Now as I answered on that call earlier, we’re not anticipating a budget flush, for the rest of this year, if any, some of the budget is going to work strategic projects. But we won’t know until the last few weeks of the quarter.

Tal Liani — Merrill Lynch — Analyst

Thank you.

Operator

Ken Muth, Robert W. Baird.

Ken Muth — Robert W. Baird — Analyst

Congratulations on the Vivaci acceleration. And the question I have is just if you look out two or three years, or is that the time we cross over from the 5500, and when does kind of Vivaci, if you will, cannibalize your 5500 and you sell more Vivaci and less of the 5500?

Krish Prabhu — Tellabs — President, CEO, Director

Our long-term plan really is to make the two complement each other, because what the 5500 does is provide layer one provisioning, as well as some select aggregation and grooming. And what the 8800, the Vivaci product does, is layer two mix layered pre-capability around MPLS. So as the networks evolve and as traffic continues to grow, we think that both of them will sit side by side. There may be some minimal cannibalization as they overlap, but my sense is it won’t be strict cannibalization because they serve different functions in the network.

Ken Muth — Robert W. Baird — Analyst

And then one on the wireless side. When you guys gave your presentation in New York, you had a slide talking about T1 equivalents needed as we going to pure 3G, and you’re talking about Verizon’s EVDO. If you look at those networks rolling out in ‘05 and ‘06 and now Sprint coming on board in the same network, I would think that Verizon being a good customer of yours, would you have better acceleration in your wireless 5500 sales?

Krish Prabhu — Tellabs — President, CEO, Director

I don’t know if it’s better acceleration, but I think you could at least assume a linear growth reflecting the same acceleration, especially data services takeoff and the wireless traffic continues to grow. I think we said in New York on the average from one through T1s, we go to four or five T1s, in terms of connectivity, to a remote base station. And I think data services play out, we certainly can expect over the next two or three years that sort of revenue growth.

Now we’re also anticipating that, as most of this data is going to be packet-based, the base stations will do some of their own aggregation and grooming to minimize the number of T1s they need, as well as we’re planning for some products that in conjunction with our 5500, would allow you to do some of that at the remote base stations.

Ken Muth — Robert W. Baird — Analyst

Okay, thank you.

Operator

George Notter, Jeffries.

George Notter — Jefferies — Analyst

Hi, thank you very much guys. My question had to do explicitly with advanced fiber. I did not hear any commentary on the conference call or in the press release relative to accretion versus dilution. I know some other questions kind of touched on it a bit. But any update on your view about the deal being accretive in 2005? Thanks.

Krish Prabhu — Tellabs — President, CEO, Director

George, we need to model that a little bit more carefully, the big swing factor really would be OMP component. As you know, you probably picked that up from their call. And what’s not clear to us is how many single-family home units the customer would need next year as they do their rollout and they connect more customers to their FTTP network. I think this is the thing that really affects the profitability picture. Otherwise, we are in the target zone of 50 percent gross margins across the board for most of our products, in or around 50 percent as a first part of approximation. So the big question really is the OMP question. Will the customer have multiple vendors? Will the customer mix and match OMPs for multiple vendors? Will they be looking for more single-family home units, or will they be looking for a different mix? We really have not dug into that in great detail, certainly from the Tellabs side. But we should have some of that on our next earnings call.

George Notter — Jefferies — Analyst

Got it. Thank you very much.

Operator

Tim Daubenspeck, Pacific Crest Securities.

Tim Daubenspeck — Pacific Crest Securities — Analyst

Thank you. Just in terms of the data segment, where are you — you said overall headcount was flat where are you in terms of hiring sales and marketing for the Vivaci product. And in the past, you’ve given us kind of R&D spend by product. Has there been any significant changes from past quarters, in terms of that investment?

Krish Prabhu — Tellabs — President, CEO, Director

In terms of sales and marketing, we continue to add people selectively on the data side. As we shipped more of our frontline sales for the — especially the marketing effort towards data — we have not really done significant hiring as Tim pointed out, and our numbers more or less have stayed at or around the 3000 mark for the last two or three quarters. If anything, they have come down a bit. But what we have done is increased the number of data salespeople and the marketing people. I don’t have specific details, but that certainly is a trend we’re following on the data side. What was the second question?

Tim Daubenspeck — Pacific Crest Securities — Analyst

Just in terms of in the past you have given R&D investment by product, you said data was X percent of R&D investment. Can you give us kind of an update as — are the levels of R&D investment by product about the same as past quarters?

Krish Prabhu — Tellabs — President, CEO, Director

Yes, about the same. No real change there, except though that as we bring on AFC, we had planned to ship more R&D towards access and we probably have to trade off some of our transport R&D and move it towards access.

Tim Daubenspeck — Pacific Crest Securities — Analyst

Just one more question. In the 5500 space, are you seeing any increased competition from Alcatel with their new product?

Krish Prabhu — Tellabs — President, CEO, Director

Well, not that I can specifically point out. I am sure they did their share of wins, especially from new side and we get our share of wins for new side. But in the wireless space and in the other space, that is where we compete with these guys on that product. And in the wireless, like I said, the broader trends are clearly T-Mobile being a little careful in their CapEx and the AT&T Cingular Wireless, so it basically takes two customers out of an aggressive CapEx spend mode.

Tim Daubenspeck — Pacific Crest Securities — Analyst

Thank you.

Operator

Michael Davis, Investec.

Michael Davis — Investec — Analyst

I have a couple of questions. With the 8800, do you have any RBOCs in those field trials?

Krish Prabhu — Tellabs — President, CEO, Director

Yes.

Michael Davis — Investec — Analyst

Okay.     With respect to the AFCI acquisition, one of the missing components appears to be IP video. Would you intend to maybe partner with someone in this endeavor?

Krish Prabhu — Tellabs — President, CEO, Director

The missing ingredient in terms of — .

Michael Davis — Investec — Analyst

Delivering switched video services.

Krish Prabhu — Tellabs — President, CEO, Director

IP video — okay, more from a switching standpoint, as opposed to a transport standpoint?

Michael Davis — Investec — Analyst

Yes.

Krish Prabhu — Tellabs — President, CEO, Director

Yes.     We have — one of the applications in our 8800 is indeed to provide switching capability for IP video. And in fact, we are in discussions with some customers about the use of that product precisely for that. We will know a little bit more as we respond to some RFPs as to so whether we have some gaps or can we pretty much do it on our own. But we are also talking to some MSO partners, so partners who are suppliers in the MSO field, and we think we will have a pretty comprehensive IP with the offering.

Michael Davis — Investec — Analyst

One other thing. Can you give us any of the RBOC revenues in this quarter?

Krish Prabhu — Tellabs — President, CEO, Director

We don’t really split that out. It’s really in the North American — it is really in our transport business. And I think the closest you could come to is maybe we said 38 percent was wireline ILEC, 55 percent was wireless and 7 was other. So the 38 percent — this was a 5500, and now you have to add the 7100 to it because that was the product that we shipped to an ILEC (indiscernible) this quarter. So we don’t really have the numbers, but that should give you some sense of what it is.

Tom Scottino — Tellabs — Sr Manager — IR

Judith, we will take one more question, and then we’ll have to cut this off.

Operator

Andy Schopick, Nutmeg Securities.

Andy Schopick — Nutmeg Securities — Analyst

Thank you and good morning. Tim, it seems to me that the answer to several of the questions — Steve Levy, Tal Liani, in particular — with respect to the model and the earnings outlook and dilution or accretiveness going forward is going to depend on how you are going to treat these acquisition-related expenses. Are you prepared at this time to simply tell us what category of expenses you will treat as a GAAP or a non-GAAP measure? For example, integration; acquisition, integrated related expenses. Would that be treated as strictly an operating item, or a non-GAAP adjustment? Can you give us a general picture of how you’re going to treat these categories of expenses?

Timothy Wiggins — Tellabs — CFO, EVP

Andy, good morning. I appreciate your thoughts along that area. We have not resolved how we’re going to handle that. Obviously, there are elements of the deal that we think are important that the Street be aware of, in terms of the tax impact and some of the integration cost and the purchase accounting. But we at Tellabs have been fairly conservative on how we have handled that reporting. So we’re trying to find a balance that conveys the proper message that people understand the business and try and make our financial statements as easy to read as possible. And I think until we are kind of staring the purchase accounting in the face and the impacts, and that’s something we’re obviously working through this quarter. It’s difficult to make that conclusive a decision at this point.

Andy Schopick — Nutmeg Securities — Analyst

Okay, thanks.

Krish Prabhu — Tellabs — President, CEO, Director

Thank you, everyone. We will get back to you. There are certain AFC related questions, especially as it relates to accretion and what would 2005 look like with AFC in the mix. And hopefully on the next call, we will have more information on that. Thanks, everyone.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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